SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 April 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 28 April 2021 re: 2021 Q1 Interim Management Statement

Lloyds Banking Group plc

Q1 2021 Interim Management Statement

28 April 2021

RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2021

“The coronavirus pandemic continues to have a significant impact on people, businesses and communities in the UK and around the world. Whilst we are seeing positive signs, notably the progress of the vaccine roll-out and the emergence from lockdown restrictions, the outlook remains uncertain. The Group remains absolutely focused on supporting its customers and Helping Britain Recover from the financial effects of the pandemic.

The long-run transformation of the Group has positioned the business well to address the challenges of the pandemic. We have made a strong start to the year with the quarterly results and on delivering Strategic Review 2021.

It is with both pride and sadness that I will step down as Group Chief Executive later this month. Most importantly, the Group is well placed for sustainable success and the publication of Strategic Review 2021 in February shows that the Group has clear execution outcomes for 2021, underpinned by long-term strategic vision. The Group also has exceptional people. I am very proud of all of our colleagues across the Group, who have again shown their continued dedication and relentless focus on supporting their customers through these challenging times.”

António Horta-Osório, Group Chief Executive

“As this is António’s last set of results, I would like to take this opportunity to thank him, on behalf of the Board, for his outstanding contribution. Over the last decade he has led the transformation of the business; delivering its purpose of Helping Britain Prosper whilst creating a truly customer focussed business underpinned by strong financial foundations.”

Robin Budenberg, Chair

HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2021
Solid financial performance reflects business momentum and improved economic outlook

•  Statutory profit after tax of £1,397 million supported by business momentum and a release of expected credit loss provisions, given the improved economic outlook. Statutory return on tangible equity of 13.9 per cent with tangible net assets          per share of 52.4 pence

•  Recovering trading surplus of £1,748 million, a reduction of 12 per cent compared to the first three months of 2020, but an increase of 21 per cent on the final quarter of 2020

-    Net income of £3.7 billion, down 7 per cent year on year (up 2 per cent on the previous quarter), with higher average interest-earning assets of £439 billion, net interest margin of 2.49 per cent and other income of £1.1 billion

-    Total costs of £1.9 billion down 2 per cent, driven by continued operating cost control and lower remediation costs

•  Asset quality remains strong with credit experience benign. Net impairment credit of £323 million in the quarter, driven by a £459 million release given the UK's improved economic outlook. Management judgements in respect of coronavirus retained, now c.£1 billion including the £400 million central overlay taken in the fourth quarter

Balance sheet and capital strength further enhanced

•  Capital build of 54 basis points in the quarter with CET1 ratio of 16.7 per cent, significantly ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent and regulatory requirements of c.11 per cent

•  Loans and advances up £3.3 billion in the quarter to £443.5 billion, including £6.0 billion open mortgage book growth

•  Customer deposits up £11.7 billion in the quarter to £462.4 billion with Retail current accounts up £5.6 billion

•  Loan to deposit ratio of 96 per cent provides a strong liquidity position and significant potential to lend into recovery

Outlook

•  Given the solid financial performance in the first quarter of 2021, the Group is enhancing its guidance for 2021. Based on the Group's current economic assumptions:

- Net interest margin now expected to be in excess of 245 basis points

- Operating costs to reduce to c.£7.5 billion

- Net asset quality ratio now expected to be below 25 basis points

- Risk-weighted assets in 2021 to be broadly stable on 2020

- Statutory return on tangible equity now expected to be between 8 and 10 per cent, excluding c.2.5 percentage point benefit from tax rate changes

- Accruing dividends with intention to resume progressive and sustainable ordinary dividend policy

INCOME STATEMENT − UNDERLYING BASIS

	Quarter ended 31 Mar 2021	Quarter ended 31 Mar 2020	Change	Quarter ended 31 Dec 2020	Change
	£m	£m	%	£m	%

Net interest income	2,677	2,950	(9)	2,677	—
Other income	1,135	1,226	(7)	1,066	6
Operating lease depreciation	(148)	(224)	34	(150)	1
Net income	3,664	3,952	(7)	3,593	2
Operating costs	(1,851)	(1,877)	1	(2,028)	9
Remediation	(65)	(87)	25	(125)	48
Total costs	(1,916)	(1,964)	2	(2,153)	11
Trading surplus	1,748	1,988	(12)	1,440	21
Impairment	323	(1,430)		(128)
Underlying profit	2,071	558		1,312	58
Restructuring	(173)	(63)		(233)	26
Volatility and other items	—	(421)		(202)
Payment protection insurance provision	—	—		(85)
Statutory profit before tax	1,898	74		792
Tax (expense) credit	(501)	406		(112)
Statutory profit after tax	1,397	480		680

Earnings per share	1.8p	0.5p		0.7p

Banking net interest margin	2.49%	2.79%	(30)bp	2.46%	3bp
Average interest-earning banking assets	£439bn	£432bn	2	£437bn	1
Cost:income ratio	52.3%	49.7%	2.6pp	59.9%	(7.6)pp
Asset quality ratio	(0.29)%	1.30%	(159)bp	0.11%	(40)bp
Return on tangible equity	13.9%	3.7%	10.2pp	5.9%	8.0pp

KEY BALANCE SHEET METRICS

	At 31 Mar 2021	At 31 Mar 2020	Change %	At 31 Dec 2020	Change %

Loans and advances to customers1	£444bn	£443bn	—	£440bn	1
Customer deposits2	£462bn	£428bn	8	£451bn	3
Loan to deposit ratio	96%	103%	(7)pp	98%	(2)pp
CET1 ratio3	16.7%	14.2%	2.5pp	16.2%	0.5pp
CET1 ratio pre IFRS 9 transitional relief3,4	15.8%	13.9%	1.9pp	15.0%	0.8pp
Transitional MREL ratio3	36.1%	34.5%	1.6pp	36.4%	(0.3)pp
UK leverage ratio3	6.0%	5.3%	0.7pp	5.8%	0.2pp
Risk-weighted assets	£199bn	£209bn	(5)	£203bn	(2)
Wholesale funding	£106bn	£126bn	(16)	£109bn	(4)
Liquidity coverage ratio (12 month average)	134%	138%	(4)pp	136%	(2)pp
Tangible net assets per share	52.4p	57.4p	(5.0)p	52.3p	0.1p

1
Excludes reverse repos of £52.8 billion (31 March 2020: £55.2 billion; 31 December 2020: £58.6 billion).

2
Excludes repos of £8.5 billion (31 March 2020: £9.4 billion; 31 December 2020: £9.4 billion).

3
Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

4
CET1 ratio pre IFRS 9 transitional relief reflects the full impact of IFRS 9, prior to the application of transitional arrangements for capital that provide relief for the impact of IFRS 9.

QUARTERLY INFORMATION

	Quarter ended 31 Mar 2021	Quarter ended 31 Dec2020	Quarter ended 30 Sep2020	Quarter ended 30 Jun2020	Quarter ended 31 Mar 2020
	£m	£m	£m	£m	£m

Net interest income	2,677	2,677	2,618	2,528	2,950
Other income	1,135	1,066	988	1,235	1,226
Operating lease depreciation	(148)	(150)	(208)	(302)	(224)
Net income	3,664	3,593	3,398	3,461	3,952
Operating costs	(1,851)	(2,028)	(1,858)	(1,822)	(1,877)
Remediation	(65)	(125)	(77)	(90)	(87)
Total costs	(1,916)	(2,153)	(1,935)	(1,912)	(1,964)
Trading surplus	1,748	1,440	1,463	1,549	1,988
Impairment	323	(128)	(301)	(2,388)	(1,430)
Underlying profit (loss)	2,071	1,312	1,162	(839)	558
Restructuring	(173)	(233)	(155)	(70)	(63)
Volatility and other items	—	(202)	29	233	(421)
Payment protection insurance provision	—	(85)	—	—	—
Statutory profit (loss) before tax	1,898	792	1,036	(676)	74
Tax (expense) credit	(501)	(112)	(348)	215	406
Statutory profit (loss) after tax	1,397	680	688	(461)	480

Banking net interest margin	2.49%	2.46%	2.42%	2.40%	2.79%
Average interest-earning banking assets	£439bn	£437bn	£436bn	£435bn	£432bn

Cost:income ratio	52.3%	59.9%	56.9%	55.2%	49.7%

Asset quality ratio	(0.29)%	0.11%	0.27%	2.16%	1.30%
Gross asset quality ratio	(0.18)%	0.16%	0.28%	2.19%	1.35%

Return on tangible equity1	13.9%	5.9%	6.0%	(6.1)%	3.7%

Loans and advances to customers2	£444bn	£440bn	£439bn	£440bn	£443bn
Customer deposits3	£462bn	£451bn	£447bn	£441bn	£428bn
Loan to deposit ratio	96%	98%	98%	100%	103%
Risk-weighted assets	£199bn	£203bn	£205bn	£207bn	£209bn
Tangible net assets per share	52.4p	52.3p	52.2p	51.6p	57.4p

1
Revised basis, calculation shown on page 10.

2
Excludes reverse repos.

3
Excludes repos.

BALANCE SHEET ANALYSIS

	At 31 Mar 2021	At 31 Mar 2020	Change	At 31 Dec 2020	Change
	£bn	£bn	%	£bn	%

Loans and advances to customers
Open mortgage book	283.3	268.1	6	277.3	2
Closed mortgage book	15.9	17.9	(11)	16.5	(4)
Credit cards	13.5	16.7	(19)	14.3	(6)
UK Retail unsecured loans	7.8	8.6	(9)	8.0	(3)
UK Motor Finance	14.9	15.8	(6)	14.7	1
Overdrafts	0.9	1.2	(25)	0.9	—
Retail other1	10.3	9.3	11	10.4	(1)
SME2	41.1	32.0	28	40.6	1
Mid Corporates	4.0	4.7	(15)	4.1	(2)
Corporate and Institutional	45.6	60.9	(25)	46.0	(1)
Commercial Banking other	4.1	4.9	(16)	4.3	(5)
Wealth	1.0	0.9	11	0.9	11
Central items	1.1	2.1	(48)	2.2	(50)
Loans and advances to customers3	443.5	443.1	—	440.2	1

Customer deposits
Retail current accounts	103.0	79.9	29	97.4	6
Commercial current accounts2,4	47.2	34.5	37	47.6	(1)
Retail relationship savings accounts	158.2	144.1	10	154.1	3
Retail tactical savings accounts	13.8	12.7	9	14.0	(1)
Commercial deposits2,5	125.5	142.5	(12)	122.7	2
Wealth	14.1	13.3	6	14.1	—
Central items	0.6	1.4	(57)	0.8	(25)
Total customer deposits6	462.4	428.4	8	450.7	3

Total assets	869.5	861.7	1	871.3	—
Total liabilities	820.0	809.0	1	821.9	—

Ordinary shareholders’ equity	43.4	46.6	(7)	43.3	—
Other equity instruments	5.9	5.9	—	5.9	—
Non-controlling interests	0.2	0.2	—	0.2	—
Total equity	49.5	52.7	(6)	49.4	—

Ordinary shares in issue, excluding own shares	70,936m	70,411m	1	70,812m	—

1
Primarily Europe.

2
Includes Retail Business Banking.

3
Excludes reverse repos.

4
Primarily non interest-bearing Commercial Banking current accounts.

5
Primarily Commercial Banking interest-bearing accounts.

6
Excludes repos.

REVIEW OF PERFORMANCE

Solid financial performance reflects business momentum and improved economic outlook

The Group's statutory profit before tax for the first quarter of 2021 was £1,898 million, benefiting from solid business momentum and a net impairment credit as a result of the UK's improved economic outlook. Underlying profit was £2,071 million, compared to £558 million in the first three months of 2020, reflecting both the improved impairment outcome and lower total costs, partially offset by lower net income. Trading surplus is recovering at £1,748 million, down 12 per cent compared to the first three months of 2020, but up 21 per cent on the fourth quarter of 2020.

Net income

Net interest income of £2,677 million was down 9 per cent year on year, impacted by a reduced banking net interest margin of 2.49 per cent, reflecting the lower rate environment. The Group's banking net interest margin was up 3 basis points compared to the fourth quarter of 2020 reflecting the continued optimisation of the Corporate and Institutional book within Commercial Banking, strong customer deposit inflows and funding and capital benefits following the liability management exercise in the fourth quarter of 2020. Relative to the fourth quarter of 2020, lower structural hedge net interest income was largely offset by growth in mortgage volumes at attractive margins.

Average interest-earning banking assets were up 2 per cent compared to the first quarter of 2020 at £439 billion, driven by growth in the open mortgage book and an increase in government-backed lending. This was partially offset by lower balances in credit cards, motor finance and unsecured personal loans, as well as the effects of the continued optimisation of the Corporate and Institutional book within Commercial Banking. Low single-digit percentage growth in average interest-earning assets is now expected in 2021.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 March 2021 the Group’s structural hedge had an approved capacity of £210 billion (in-line with year-end 2020), a nominal balance of £207 billion (31 December 2020: £186 billion) which has increased towards approved capacity and a weighted-average duration of around three-and-a-half years (31 December 2020: around two-and-a-half years). The Group generated £0.5 billion (on a 3 month LIBOR basis) of gross income from the structural hedge balances in the first quarter of 2021 (first quarter of 2020: £0.7 billion, fourth quarter of 2020: £0.5 billion) with emerging benefits from higher market rates seen in the quarter. Following the end of the quarter, the Group's approved structural hedge capacity has been increased to £225 billion, capturing part of the liability growth since the beginning of 2020 and reflecting the Group's continued success in attracting current account balances over the last year.

The Group now expects the net interest margin for 2021 to be in excess of 245 basis points.

Other income of £1,135 million was 7 per cent lower than in the first quarter of 2020 reflecting lower levels of customer activity and new business as a consequence of the coronavirus pandemic, particularly within Retail and Insurance and Wealth. This was in part mitigated by strong performance in the Group's equity investment businesses. In aggregate the Group's other income was up 6 per cent relative to the fourth quarter of 2020, when the Group took a charge in Insurance and Wealth for the annual basis review.

Operating lease depreciation reduced to £148 million (three months to 31 March 2020: £224 million) as a result of the continued impact of a smaller Lex fleet size, combined with a benefit from the more resilient used car price outlook of c.£30 million.

Total costs

Total costs of £1,916 million were 2 per cent lower than in the first three months of 2020, driven by continued control of operating costs, down 1 per cent at £1,851 million whilst continuing to prioritise investment in the business.

The Group continues to expect operating costs for 2021 to reduce to c.£7.5 billion including net coronavirus-related costs and compensation headwinds.

REVIEW OF PERFORMANCE (continued)

Remediation charges of £65 million (three months to 31 March 2020: £87 million) were related to pre-existing programmes. As highlighted in the 2020 results, in relation to HBOS Reading, decisions from the independent panel re-review on direct and consequential losses will start to be issued during 2021. This is likely to result in further charges but it is not possible to estimate the potential impact at this stage.

Impairment

The impairment charge in the quarter was a net credit of £323 million, compared to a charge of £1,430 million in the first quarter of 2020. The net credit in the quarter was driven by continued strong asset quality with a low charge of £209 million given the continued benign credit environment and a £459 million release of expected credit loss (ECL) allowances resulting from improvements to the UK’s economic outlook. The Group has retained the judgemental overlays applied at year end and has continued to offset modelled releases not deemed reflective of underlying risk. Management judgements in respect of coronavirus of c.£1 billion (31 December 2020: c.£0.9 billion) include a central £400 million overlay (31 December 2020: £400 million), as well as c.£600 million of judgements within the underlying portfolios (31 December 2020: c.£500 million).

The Group's ECL allowance reduced in the quarter from £6.9 billion to £6.2 billion, of which £459 million resulted from improvements to the economic outlook, including the impact of the extension of the Government’s Coronavirus Job Retention Scheme. Reductions in Commercial Banking ECL also reflect improved outcomes on restructuring cases, lower flows to default and recent reductions in exposures due to asset optimisation.

The ECL allowance remains high by historical standards and is consistent with the Group's updated macroeconomic projections. It assumes that a large proportion of expected losses will crystallise over the next 12 to 18 months as support measures subside and unemployment increases.

Observed credit performance has remained stable in the quarter, with the flow of assets into arrears, defaults and write-offs remaining at low levels in part due to the continued effectiveness of support schemes, including the Coronavirus Job Retention Scheme and payment holidays extended by the Group which have now largely matured. The Group has maintained judgemental ECL allowances in respect of losses assumed to have been suppressed over the last 12 months by support schemes, given that cumulative losses remain lower than would have ordinarily been anticipated.

The Group's £400 million central overlay was added at year end in recognition of the significant uncertainty with regard to the efficacy of the vaccine, the vaccination rollout, potential virus mutations and economic performance post lockdown restrictions and Government support. Although the base case outlook has improved in the first quarter, the Group still considers these risks to remain and that the conditioning assumptions for the base case and associated scenarios around this do not necessarily capture these unprecedented risks.

Given the benefit recognised in the first quarter of the year, the full year charge is now expected to be materially lower than the guidance set out at year-end. Based on the Group's improved economic assumptions, the net asset quality ratio for 2021 is now expected to be below 25 basis points.

REVIEW OF PERFORMANCE (continued)

Impairment charge

	Quarter ended 31 Mar 2021	Quarter ended 31 Mar 2020	Change	Quarter ended 31 Dec 2020	Change
	£m	£m	%	£m	%

Charges pre-updated multiple economic scenarios1
Retail	321	325	1	383	16
Commercial Banking	(111)	52		41
Other	(1)	(9)	89	(6)	83
	209	368	43	418	50
Coronavirus impacted restructuring cases2	(73)	218		(31)
Updated economic outlook:
Retail	(240)	564		(417)	42
Commercial Banking	(219)	280		(42)
Other	—	—		200
	(459)	844		(259)	(77)
Impairment (credit) charge	(323)	1,430		128

Asset quality ratio	(0.29)%	1.30%	(159)bp	0.11%	(40)bp
Gross asset quality ratio	(0.18)%	1.35%	(153)bp	0.16%	(34)bp

1
Charges based on economic assumptions as at 31 December 2019.

2
Additional (releases)/charges on cases subject to restructuring at the end of 2019, where the coronavirus pandemic is considered to have had a direct effect upon the recovery strategy.

ECL allowance as a percentage of drawn balances

	At 31 Mar 20211	At 31 Dec 20201	Change
	£m	£m	%

Stage 2 gross loans and advances to customers	53,626	60,514	(11)
Stage 2 loans and advances to customers as % of total	10.7%	12.0%	(1.3)pp
Stage 2 ECL allowances2	2,384	2,727	(13)
Stage 2 ECL allowances2 as % of Stage 2 drawn balances	4.4%	4.5%	(0.1)pp

Stage 3 gross loans and advances to customers	8,970	9,089	(1)
Stage 3 loans and advances to customers as a % of total	1.8%	1.8%	—
Stage 3 ECL allowances2	2,348	2,508	(6)
Stage 3 ECL allowances2 as % of Stage 3 drawn balances3	27.1%	28.6%	(1.5)pp

Total loans and advances to customers4	502,055	505,129	(1)
Total ECL allowance2	6,194	6,832	(9)
Total ECL allowances2 as % of drawn balances3	1.2%	1.4%	(0.2)pp

1
Underlying basis. Refer to basis of presentation on page 19.

2
Expected credit loss.

3
Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail and Commercial Banking of £321 million (31 December 2020: £317 million). Comparatives restated to reflect exclusion of Commercial Banking recoveries.

4
Includes reverse repos of £52.8 billion (31 December 2020: £58.6 billion).

REVIEW OF PERFORMANCE (continued)

Statutory profit
Restructuring costs of £173 million, up from £63 million in the first quarter of 2020 but down from £233 million in the fourth quarter of 2020, reflected increased severance and technology research and development costs, as well as slightly higher property transformation costs. Volatility and other items reduced to net nil in the first quarter of 2021 (three months to 31 March 2020: net loss of £421 million) with positive insurance volatility and other gains offsetting fair value unwind and the amortisation of purchased intangibles.

Return on tangible equity for the period was 13.9 per cent (three months to 31 March 2020: 3.7 per cent) and earnings per share were 1.8 pence (three months to 31 March 2020: 0.5 pence), both reflecting the benefit of the impairment credit.

The Group recognised a tax expense of £501 million in the period compared to a credit of £406 million in the first three months of 2020. The prior year credit included an uplift in deferred tax assets following the announcement by the UK Government that it would maintain the corporation tax rate at 19 per cent. On 3 March 2021, the Government announced its intention to increase the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023. Had this change in corporation tax rate been substantively enacted at 31 March 2021, the impact would have been to recognise a c.£1 billion deferred tax credit in the income statement and a c.£150 million debit within other comprehensive income, increasing the Group's net deferred tax asset by c.£850 million.

Given the improved outlook for both the net interest margin and asset quality ratio, the statutory return on tangible equity for 2021 is now expected to be between 8 and 10 per cent, excluding a c.2.5 percentage point benefit from tax rate changes.

Balance sheet

Loans and advances to customers were up £3.3 billion in the quarter at £443.5 billion, benefiting from an increase of £6.0 billion in the open mortgage book, more than offsetting lower unsecured Retail, Corporate and Institutional, and closed mortgage book balances. Customer deposits of £462.4 billion were up £11.7 billion in the quarter compared to £450.7 billion at 31 December 2020 and included a further increase in Retail current accounts of £5.6 billion to £103.0 billion. The Group's loan to deposit ratio of 96 per cent provides a strong liquidity position and significant potential to lend into recovery.

Capital

The Group's CET1 capital ratio has increased from 16.2 per cent at 31 December 2020 to 16.7 per cent, reflecting capital build in the quarter of 54 basis points, prior to the impact of the dividend accrual. Banking business capital build (pre impairments credit) of 55 basis points and underlying risk-weighted asset reductions of 31 basis points were partly offset by pension contributions and other movements of 26 basis points. The net impact of the impairments credit and partial release of IFRS 9 transitional relief during the quarter was a 6 basis points reduction which included 5 basis points relating to the phased reduction in static relief. The impact of the dividend accrual in the quarter equated to 5 basis points and is currently based upon a pro-rated amount of the 2020 full year dividend.

As previously noted the Group will update the market on interim dividend payments with the half-year results, subsequent to reviewing the PRA's update on distributions which is expected ahead of the half-year results reporting cycle for the large UK banks. In the interim the Group's dividend accrual has been made on an appropriately prudent basis (as set out above) in accordance with PRA guidance. As previously stated, the Board intends to resume its progressive and sustainable ordinary dividend policy with the dividend at a higher level than 2020.

The PRA is continuing to consult on a proposal to reverse the revised capital treatment of intangible software assets that was implemented in December 2020 via EU capital regulations. Should the PRA proceed with their proposal then the reinstatement of the original requirement to deduct these assets from capital will come into force during the year. This would lead to a c.50 basis points reduction in the Group's CET1 capital ratio (net of a reduction in associated risk-weighted assets) and based on the position at 31 March 2021 the ratio would reduce to 16.2 per cent.

REVIEW OF PERFORMANCE (continued)

Risk-weighted assets reduced by £3.8 billion during the quarter, primarily driven by optimisation activity undertaken in Commercial Banking of around £2.5 billion and foreign exchange and other market impacts of £1.1 billion, alongside limited credit migration and balance sheet growth. The Group continues to expect 2021 risk-weighted assets to be broadly stable on 2020.

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties remains at c.12.5 per cent, plus a management buffer of c.1 per cent. The Group's CET1 capital regulatory requirement is currently c.11 per cent.

The transitional total capital ratio reduced to 23.0 per cent (31 December 2020: 23.3 per cent) and the transitional minimum requirement for own funds and eligible liabilities (MREL) reduced to 36.1 per cent (31 December 2020: 36.4 per cent) reflecting the impact of movements in rates and the annual reduction in transitional limits applied to legacy tier 1 and tier 2 instruments, which more than offset the increase in CET1 capital. The UK leverage ratio increased to 6.0 per cent.

ADDITIONAL FINANCIAL INFORMATION

1. Banking net interest margin and average interest-earning assets

	Quarter ended 31 Mar 2021	Quarter ended 31 Mar 2020

Group net interest income – statutory basis (£m)	2,266	5,185
Insurance gross up (£m)	352	(2,265)
Volatility and other items (£m)	59	30
Group net interest income – underlying basis (£m)	2,677	2,950
Non-banking net interest expense (£m)	26	44
Banking net interest income – underlying basis (£m)	2,703	2,994

Net loans and advances to customers (£bn)1	443.5	443.1
Impairment provision and fair value adjustments (£bn)	5.7	4.8
Non-banking items:
Fee-based loans and advances (£bn)	(4.9)	(7.6)
Other non-banking (£bn)	(1.8)	(3.1)
Gross banking loans and advances (£bn)	442.5	437.2
Averaging (£bn)	(3.1)	(5.6)
Average interest-earning banking assets (£bn)	439.4	431.6

Banking net interest margin (%)	2.49	2.79

1
Excludes reverse repos.

2. Return on tangible equity

As announced at the full year results, the Group has revised its definition of return on tangible equity. Statutory profit after tax is adjusted to deduct profit attributable to non-controlling interests and other equity holders and is divided by average tangible equity.

	Quarter ended 31 Mar 2021	Quarter ended 31 Mar 2020

Average ordinary shareholders' equity (£bn)	43.3	44.1
Average intangible assets (£bn)	(6.2)	(6.1)
Average tangible equity (£bn)	37.1	38.0

Group statutory profit after tax (£m)	1,397	480
Less profit attributable to non-controlling interests and other equity holders (£m)	(122)	(132)
Adjusted statutory profit after tax (£m)1	1,275	348

Return on tangible equity (%)1	13.9	3.7

1
Revised basis, quarter ended 31 March 2020 restated.

ADDITIONAL FINANCIAL INFORMATION (continued)

3. Further impairment detail

The analyses which follow have been presented on an underlying basis. Refer to basis of presentation on page 19.

Impairment charge by division

	Quarter ended 31 Mar 2021	Quarter ended 31 Mar 2020	Change	Quarter ended 31 Dec2020	Change
	£m	£m	%	£m	%

UK Mortgages	(72)	160		(146)	51
Credit cards	28	349	92	8
Loans and overdrafts	108	225	52	146	26
UK Motor Finance	11	76	86	(42)
Other	6	79	92	—
Retail	81	889		(34)
Commercial Banking	(403)	550		(32)
Insurance and Wealth	—	1		(2)
Central Items	(1)	(10)	90	196
Total impairment charge	(323)	1,430		128

Movements in ECL by division on an underlying basis

	ECL at 31 Mar2021	Net ECL increase/(decrease)	Write-offs and other	Income statement charge	ECL at 31 Dec2020
	£m	£m	£m	£m	£m

UK Mortgages	1,518	(87)	(15)	(72)	1,605
Credit cards	894	(64)	(92)	28	958
Loans and overdrafts	707	(8)	(116)	108	715
UK Motor Finance	503	2	(9)	11	501
Other	221	(8)	(14)	6	229
Retail	3,843	(165)	(246)	81	4,008
Commercial Banking	1,932	(470)	(67)	(403)	2,402
Other	451	1	2	(1)	450
Total1	6,226	(634)	(311)	(323)	6,860

1
Total ECL includes £32 million relating to other non customer-related assets (31 December 2020: £28 million).

ADDITIONAL FINANCIAL INFORMATION (continued)

Group loans and advances to customers and expected credit loss allowances – underlying basis

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 March 2021	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	260,458	35,838	4,428	300,724	11.9	1.5
Credit cards	10,632	3,189	352	14,173	22.5	2.5
Loans and overdrafts	7,652	1,439	324	9,415	15.3	3.4
UK Motor Finance	12,947	2,256	232	15,435	14.6	1.5
Other	18,170	1,218	182	19,570	6.2	0.9
Retail1	309,859	43,940	5,518	359,317	12.2	1.5
SME	28,063	3,322	860	32,245	10.3	2.7
Other	46,297	6,331	2,526	55,154	11.5	4.6
Commercial Banking	74,360	9,653	3,386	87,399	11.0	3.9
Insurance and Wealth	856	33	59	948	3.5	6.2
Central items2	54,384	—	7	54,391	—	—
Total gross lending	439,459	53,626	8,970	502,055	10.7	1.8
ECL allowance on drawn balances	(1,273)	(2,186)	(2,340)	(5,799)
Net balance sheet carrying value	438,186	51,440	6,630	496,256

Group ECL allowance (drawn and undrawn)
UK Mortgages	100	751	667	1,518	49.5	43.9
Credit cards	190	532	172	894	59.5	19.2
Loans and overdrafts	210	334	163	707	47.2	23.1
UK Motor Finance3	177	171	155	503	34.0	30.8
Other	51	117	53	221	52.9	24.0
Retail1	728	1,905	1,210	3,843	49.6	31.5
SME	130	162	123	415	39.0	29.6
Other	193	316	999	1,508	21.0	66.2
Commercial Banking	323	478	1,122	1,923	24.9	58.3
Insurance and Wealth	11	1	10	22	4.5	45.5
Central items	400	—	6	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,462	2,384	2,348	6,194	38.5	37.9

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers4
UK Mortgages	—	2.1	15.1	0.5
Credit cards	1.8	16.7	59.7	6.3
Loans and overdrafts	2.7	23.2	64.7	7.6
UK Motor Finance	1.4	7.6	66.8	3.3
Other	0.3	9.6	40.2	1.1
Retail1	0.2	4.3	22.7	1.1
SME	0.5	4.9	16.8	1.3
Other	0.4	5.0	39.6	2.7
Commercial Banking	0.4	5.0	34.5	2.2
Insurance and Wealth	1.3	3.0	16.9	2.3
Central items	0.7	—	85.7	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.3	4.4	27.1	1.2

1
Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2
Includes reverse repos of £52.8 billion.

3
UK Motor Finance for Stages 1 and 2 include £168 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £186 million, and in Commercial Banking of £135 million.

ADDITIONAL FINANCIAL INFORMATION (continued)

	Stage 1	Stage 2	Stage 3	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2020	£m	£m	£m	£m

Loans and advances to customers
UK Mortgages	253,043	37,882	4,459	295,384	12.8	1.5
Credit cards	11,454	3,264	339	15,057	21.7	2.3
Loans and overdrafts	7,710	1,519	307	9,536	15.9	3.2
UK Motor Finance	12,786	2,216	199	15,201	14.6	1.3
Other	17,879	1,304	184	19,367	6.7	1.0
Retail1	302,872	46,185	5,488	354,545	13.0	1.5
SME	27,015	4,500	791	32,306	13.9	2.4
Other	43,543	9,816	2,733	56,092	17.5	4.9
Commercial Banking	70,558	14,316	3,524	88,398	16.2	4.0
Insurance and Wealth	832	13	70	915	1.4	7.7
Central items2	61,264	—	7	61,271	—	—
Total gross lending	435,526	60,514	9,089	505,129	12.0	1.8
ECL allowance on drawn balances	(1,385)	(2,493)	(2,495)	(6,373)
Net balance sheet carrying value	434,141	58,021	6,594	498,756

Group ECL allowance (drawn and undrawn)
UK Mortgages	110	798	697	1,605	49.7	43.4
Credit cards	250	548	160	958	57.2	16.7
Loans and overdrafts	224	344	147	715	48.1	20.6
UK Motor Finance3	197	171	133	501	34.1	26.5
Other	46	124	59	229	54.1	25.8
Retail1	827	1,985	1,196	4,008	49.5	29.8
SME	142	234	126	502	46.6	25.1
Other	217	507	1,169	1,893	26.8	61.8
Commercial Banking	359	741	1,295	2,395	30.9	54.1
Insurance and Wealth	11	1	11	23	4.3	47.8
Central items	400	—	6	406	—	1.5
Total ECL allowance (drawn and undrawn)	1,597	2,727	2,508	6,832	39.9	36.7

Group ECL allowances (drawn and undrawn) as a % of loans and advances to customers4
UK Mortgages	—	2.1	15.6	0.5
Credit cards	2.2	16.8	58.8	6.4
Loans and overdrafts	2.9	22.6	64.2	7.6
UK Motor Finance	1.5	7.7	66.8	3.3
Other	0.3	9.5	39.3	1.2
Retail1	0.3	4.3	22.5	1.1
SME	0.5	5.2	19.1	1.6
Other	0.5	5.2	42.9	3.4
Commercial Banking	0.5	5.2	38.2	2.7
Insurance and Wealth	1.3	7.7	15.7	2.5
Central items	0.7	—	85.7	0.7
Total ECL allowances (drawn and undrawn) as a % of loans and advances to customers	0.4	4.5	28.6	1.4

1
Retail balances exclude the impact of the HBOS and MBNA acquisition related adjustments.

2
Includes reverse repos of £58.6 billion.

3
UK Motor Finance for Stages 1 and 2 include £192 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4
Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Retail of £179 million, and in Commercial Banking of £138 million.

ADDITIONAL FINANCIAL INFORMATION (continued)

Group Stage 2 loans and advances to customers – underlying basis

	Up to date				1-30 days past due2		Over 30 days past due		Total
	PD movements		Other1
	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3	Gross lending	ECL3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2021
UK Mortgages	25,319	317	4,172	179	3,163	92	3,184	163	35,838	751
Credit cards	2,897	417	189	76	75	24	28	15	3,189	532
Loans and overdrafts	904	202	366	63	131	49	38	20	1,439	334
UK Motor Finance	765	62	1,324	55	128	36	39	18	2,256	171
Other	473	67	589	34	69	9	87	7	1,218	117
Retail	30,358	1,065	6,640	407	3,566	210	3,376	223	43,940	1,905
SME	3,026	148	208	8	35	3	53	3	3,322	162
Other	6,055	307	100	3	60	6	116	—	6,331	316
Commercial Banking	9,081	455	308	11	95	9	169	3	9,653	478
Insurance and Wealth	19	—	11	1	2	—	1	—	33	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	39,458	1,520	6,959	419	3,663	219	3,546	226	53,626	2,384

At 31 December 2020
UK Mortgages	28,049	354	4,067	189	2,663	82	3,103	173	37,882	798
Credit cards	2,916	422	220	78	92	28	36	20	3,264	548
Loans and overdrafts	959	209	388	68	126	45	46	22	1,519	344
UK Motor Finance	724	62	1,321	55	132	37	39	17	2,216	171
Other	512	56	651	44	69	14	72	10	1,304	124
Retail	33,160	1,103	6,647	434	3,082	206	3,296	242	46,185	1,985
SME	4,229	219	150	6	40	5	81	4	4,500	234
Other	9,505	501	97	3	37	2	177	1	9,816	507
Commercial Banking	13,734	720	247	9	77	7	258	5	14,316	741
Insurance and Wealth	1	—	12	1	—	—	—	—	13	1
Central items	—	—	—	—	—	—	—	—	—	—
Total	46,895	1,823	6,906	444	3,159	213	3,554	247	60,514	2,727

1
Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.

2
Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.

3
Expected credit loss allowances on loans and advances to customers (drawn and undrawn).

ADDITIONAL FINANCIAL INFORMATION (continued)

UK economic assumptions – Base case scenario by quarter

Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter on quarter, house price growth and commercial real estate growth is presented year on year.

	First quarter 2021	Second quarter 2021	Third quarter 2021	Fourth quarter 2021	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022
	%	%	%	%	%	%	%	%

Gross domestic product	(1.6)	3.7	1.5	1.2	1.4	0.9	0.5	0.4
UK Bank Rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	5.2	5.6	6.2	7.0	6.7	6.3	6.0	5.7
House price growth	4.9	6.1	0.7	(0.8)	(0.8)	(1.1)	(0.4)	0.5
Commercial real estate price growth	(4.5)	(1.0)	(1.0)	(1.8)	(0.8)	(0.2)	1.2	1.9

UK economic assumptions – Scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product is presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period.

At 31 March 2021	2021	2022	2023	2024	2025	2021-2025
	%	%	%	%	%	%
Upside
Gross domestic product	5.7	4.6	1.4	1.3	1.2	2.8
UK Bank Rate	0.81	1.19	0.98	1.20	1.43	1.12
Unemployment rate	4.9	4.9	4.4	4.2	4.1	4.5
House price growth	0.8	4.0	6.0	4.3	3.6	3.7
Commercial real estate price growth	9.3	4.8	2.3	(0.4)	(0.4)	3.1
Base case
Gross domestic product	5.0	5.0	1.6	1.3	1.3	2.8
UK Bank Rate	0.10	0.10	0.21	0.44	0.69	0.31
Unemployment rate	6.0	6.2	5.4	5.0	4.8	5.5
House price growth	(0.8)	0.5	2.2	1.7	1.7	1.1
Commercial real estate price growth	(1.8)	1.9	1.5	0.8	0.6	0.6
Downside
Gross domestic product	4.5	4.2	1.4	1.1	1.3	2.5
UK Bank Rate	0.12	0.12	0.09	0.17	0.33	0.17
Unemployment rate	6.9	7.7	6.9	6.3	5.9	6.8
House price growth	(4.1)	(6.9)	(5.2)	(3.9)	(2.2)	(4.5)
Commercial real estate price growth	(9.0)	(4.0)	(0.6)	0.0	0.9	(2.6)
Severe downside
Gross domestic product	2.8	3.4	1.1	1.3	1.4	2.0
UK Bank Rate	0.03	0.01	0.02	0.03	0.05	0.03
Unemployment rate	8.4	10.0	9.0	8.1	7.4	8.6
House price growth	(5.9)	(11.7)	(10.7)	(7.9)	(4.1)	(8.1)
Commercial real estate price growth	(19.8)	(11.3)	(4.7)	(1.0)	1.1	(7.5)

ADDITIONAL FINANCIAL INFORMATION (continued)

At 31 December 2020	2020	2021	2022	2023	2024	2020-2024
	%	%	%	%	%	%
Upside
Gross domestic product	(10.5)	3.7	5.7	1.7	1.5	0.3
UK Bank Rate	0.10	1.14	1.27	1.20	1.21	0.98
Unemployment rate	4.3	5.4	5.4	5.0	4.5	5.0
House price growth	6.3	(1.4)	5.2	6.0	5.0	4.2
Commercial real estate price growth	(4.6)	9.3	3.9	2.1	0.3	2.1
Base case
Gross domestic product	(10.5)	3.0	6.0	1.7	1.4	0.1
UK Bank Rate	0.10	0.10	0.10	0.21	0.25	0.15
Unemployment rate	4.5	6.8	6.8	6.1	5.5	5.9
House price growth	5.9	(3.8)	0.5	1.5	1.5	1.1
Commercial real estate price growth	(7.0)	(1.7)	1.6	1.1	0.6	(1.1)
Downside
Gross domestic product	(10.6)	1.7	5.1	1.4	1.4	(0.4)
UK Bank Rate	0.10	0.06	0.02	0.02	0.03	0.05
Unemployment rate	4.6	7.9	8.4	7.8	7.0	7.1
House price growth	5.6	(8.4)	(6.5)	(4.7)	(3.0)	(3.5)
Commercial real estate price growth	(8.7)	(10.6)	(3.2)	(0.8)	(0.8)	(4.9)
Severe downside
Gross domestic product	(10.8)	0.3	4.8	1.3	1.2	(0.8)
UK Bank Rate	0.10	0.00	0.00	0.01	0.01	0.02
Unemployment rate	4.8	9.9	10.7	9.8	8.7	8.8
House price growth	5.3	(11.1)	(12.5)	(10.7)	(7.6)	(7.5)
Commercial real estate price growth	(11.0)	(21.4)	(9.8)	(3.9)	(0.8)	(9.7)

ADDITIONAL FINANCIAL INFORMATION (continued)

ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent.

The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the Stage 2 allocation is constant across all the scenarios. ECL applied through individual assessments and post-model adjustments is reported flat against each economic scenario, reflecting the basis on which they are evaluated.

Probability- weighted		Upside	Base case	Downside	Severe downside
Underlying basis	£m	£m	£m	£m	£m

UK Mortgages	1,518	1,088	1,285	1,736	2,854
Other Retail	2,325	2,145	2,266	2,442	2,697
Commercial Banking	1,932	1,572	1,777	2,124	2,898
Other	451	451	451	451	451
At 31 March 2021	6,226	5,256	5,779	6,753	8,900

UK Mortgages	1,605	1,192	1,382	1,815	2,884
Other Retail	2,403	2,216	2,345	2,522	2,780
Commercial Banking	2,402	1,910	2,177	2,681	3,718
Other	450	448	450	450	456
At 31 December 2020	6,860	5,766	6,354	7,468	9,838

Application of judgement in adjustments to modelled ECL allowances

Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied on the basis of final modelled ECL which reflects the probability weighted view of all scenarios. All adjustments are assessed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria within a reasonable timeframe.

The coronavirus pandemic and the various support measures that have been put in place have resulted in an economic environment which differs significantly from the historical economic conditions upon which the impairment models have been built. As a result, there is a need for management judgement to be applied, as seen in the elevated levels present since year end.

Given continued macroeconomic uncertainties, the Group has retained the judgemental overlays applied at year end for coronavirus and other unrelated model limitations. Management judgements in respect of coronavirus of c.£1 billion (31 December 2020: c.£0.9 billion) include the central £400 million overlay (31 December 2020: £400 million) in respect of risks around base case conditioning assumptions which are not sufficiently captured by the Group’s approach to multiple economic scenarios, as well as c.£600 million of judgements within the underlying portfolios (31 December 2020: c.£500 million).

ADDITIONAL FINANCIAL INFORMATION (continued)

Commercial Banking lending in key coronavirus-impacted sectors1

	At 31 March 2021				At 31 December 2020
	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of Group loans and advances	Drawn	Undrawn	Drawn and undrawn	Drawn as a % of Group loans and advances
	£bn	£bn	£bn	%	£bn	£bn	£bn	%

Retail non-food	2.1	1.6	3.7	0.4	2.1	1.7	3.8	0.4
Automotive dealerships2	2.0	1.7	3.7	0.4	1.8	2.0	3.8	0.4
Oil and gas	1.1	2.5	3.6	0.2	1.1	2.7	3.8	0.2
Construction	0.7	1.5	2.2	0.1	0.8	1.7	2.5	0.2
Passenger transport	1.4	0.8	2.2	0.3	1.1	1.1	2.2	0.2
Hotels	1.6	0.3	1.9	0.4	1.8	0.3	2.1	0.4
Leisure	0.5	0.7	1.2	0.1	0.6	0.7	1.3	0.1
Restaurants and bars	0.6	0.4	1.0	0.1	0.6	0.5	1.1	0.1
Total	10.0	9.5	19.5	2.0	9.9	10.7	20.6	2.0

1
Lending classified using ONS Standard Industrial Classification codes at legal entity level; drawn balances exclude c.£1 billion lending under the Coronavirus Business Interruption Loan Scheme and the Bounce Back Loan Scheme.

2
Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail).

Support measures

Retail payment holiday characteristics1

	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	491	61.6	341	1.7	304	2.4	161	2.2	1,297	68.0
First payment holiday still in force	6	0.9	10	0.0	7	0.1	5	0.1	29	1.1
Matured payment holidays – repaying	443	55.4	282	1.4	259	2.1	139	1.8	1,123	60.7
Matured payment holidays – extended	15	2.0	9	0.0	14	0.1	6	0.1	43	2.3
Matured payment holidays – missed payment	27	3.3	41	0.2	24	0.2	11	0.2	103	3.9

As a percentage of total matured
Matured payment holidays – repaying	91%	91%	85%	85%	87%	87%	89%	86%	89%	91%
Matured payment holidays – extended	3%	3%	3%	3%	5%	5%	4%	5%	3%	3%
Matured payment holidays – missed payment	6%	5%	12%	12%	8%	8%	7%	9%	8%	6%

1
Data as at 31 March 2021. Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays. Charged-off balances are included within missed payments. Totals and percentages calculated using unrounded numbers.

Government-backed loan scheme approvals and value1

	000s	£bn

Coronavirus Business Interruption Loan Scheme	10.5	2.5
Bounce Back Loan Scheme	343.3	9.7
Coronavirus Large Business Interruption Loan Scheme	0.1	0.7
Total	353.9	12.9

1
Data as at 2 April 2021.

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2021.

Statutory basis: Statutory profit / loss before tax and statutory profit after tax are included within this document. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance

1
Restructuring, including severance-related costs, property transformation, technology research and development, regulatory programmes and merger, acquisition and integration costs

2
Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

3
Payment protection insurance provisions

Analyses of lending and ECL allowances are presented on an underlying basis. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses will be crystallised. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

On a statutory basis, reverse repurchase and repurchase transaction balances are accounted for as loans and advances to customers and as customer deposits, respectively. However, as such balances do not form part of the core lending and deposit-taking business of the Group they are excluded when reporting loans and advances to customers and customer deposits on an underlying basis.

Unless otherwise stated, income statement commentaries throughout this document compare the three months to 31 March 2021 to the three months to 31 March 2020 and the balance sheet analysis compares the Group balance sheet as at 31 March 2021 to the Group balance sheet as at 31 December 2020.

Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. There have been no changes to the definitions used by the Group; further information on these measures is set out on page 348 of the Group’s 2020 Annual Report and Accounts.

Capital: Capital and leverage ratios reported as at 31 March 2021 incorporate profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Q1 2021 Interim Pillar 3 Report can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads/

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; the Group’s ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group’s knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change, including the Group’s ability along with the government and other stakeholders to manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK’s exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes in the Group's ability to develop sustainable finance products and the Group's capacity to measure the climate impact from its financing activity, which may affect the Group's ability to achieve its climate ambition; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the SEC, Lloyds Banking Group plc annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Eileen Khoo
Director of Investor Relations
07385 376435
eileen.khoo@lloydsbanking.com

Nora Thoden
Director of Investor Relations - ESG
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
 The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

 Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
 Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 April 2021